Genesys to Acquire Interactive Intelligence to Create the World’s Premier Omnichannel Customer Experience Company

•	Extends Global Market Leadership and Product Portfolio

•	Creates A Leader Exclusively Focused on Customer Experience Solutions

•	Genesys Committed to Significant R&D Investment to Support Continued Innovation Across Combined Product Portfolio

SAN FRANCISCO and INDIANAPOLIS - August 31, 2016 - Genesys (www.genesys.com), a market leader in omnichannel customer experience and contact center solutions, and Interactive Intelligence Group Inc. (Nasdaq: ININ) (www.inin.com), a global leader of cloud and on-premise solutions for customer engagement, communications and collaboration, today announced that they have entered into a definitive agreement under which Genesys will acquire Interactive Intelligence in a transaction valued at approximately $1.4 billion. Under the terms of the agreement, Interactive Intelligence shareholders will receive $60.50 per share in cash, representing a premium of 36% to Interactive Intelligence’s unaffected closing stock price on July 28, 2016, the trading day prior to media reports that Interactive Intelligence was considering strategic alternatives, and a premium of 42% to the 30 calendar day average closing price prior to the unaffected closing price on July 28, 2016.

This transaction will accelerate Genesys’ ability to execute on its mission of powering the world’s best customer experiences at scale, anytime, anywhere - over any channel, in the cloud and on-premise. Both Genesys and Interactive Intelligence have developed best-in-class capabilities as recognized by Gartner and other leading industry analysts, with highly complementary product portfolios that serve adjacent market segments. Together, the combined company will provide the broadest customer experience solutions for organizations of all sizes around the world that support billions of customer interactions each year across a range of industries.

As a larger entity with increased scale, Genesys is committed to accelerate innovation in the customer experience market, with more than $1.3 billion in revenue and annual R&D spend approaching $200 million. Both cloud and on-premise product portfolios will continue to be supported and offered to the marketplace, with significant R&D investment across the full product portfolio.

“This is a milestone transaction that combines industry-leading expertise and capabilities to enable lasting customer relationships, accelerate innovation and drive growth,” said Paul Segre, Chief Executive Officer, Genesys. “Our combined product portfolio will provide the broadest set of transformative customer experience solutions optimized for customers of all sizes and sophistication levels, available both in the cloud and on-premise. We will significantly invest across the entire Interactive Intelligence product portfolio to support the continued momentum of PureCloud®, Cloud Communications-as-a-Service℠ (CaaS) and Customer Interaction Center™ (CIC), in addition to the rich portfolio of products offered by Genesys today. We are excited to work with the Interactive Intelligence team to deliver even greater innovation and value to our global customers and partners.”

Dr. Don Brown, Chairman, President and Chief Executive Officer, Interactive Intelligence said, “We have been working for the past 22 years to build an outstanding company with innovative, disruptive technology solutions that transform businesses. I am confident that our agreement with Genesys, which follows a careful evaluation of strategic alternatives, provides Interactive Intelligence shareholders with immediate and significant value, and will deliver meaningful benefits to our customers, partners and employees. The combination of Genesys and Interactive Intelligence provides a complete portfolio to address all market segments by combining Interactive Intelligence’s PureCloud, Cloud Communications-as-a-Service (CaaS), and Customer Interaction Center (CIC) with Genesys’ offerings. I am excited for the combined company to continue to grow and meet the needs of organizations around the world.”

Approvals

The transaction is expected to close by the end of the year, subject to customary closing conditions, including regulatory approval and approval by Interactive Intelligence shareholders. The transaction has been unanimously approved by Interactive Intelligence’s Board of Directors and Genesys’ Operating Committee. Dr. Brown, who owns approximately 17% of Interactive Intelligence shares, has agreed to vote his shares in favor of the transaction.

Additional Details

Genesys intends to fund the transaction through a combination of existing cash on hand and debt financing. The transaction is not contingent upon financing, with committed debt financing being provided by Bank of America Merrill Lynch, Citigroup Global Markets Inc., Goldman Sachs and RBC Capital Markets.

Advisors

BofA Merrill Lynch, Citi, Goldman Sachs and RBC Capital Markets are serving as financial advisors to Genesys, and Fried, Frank, Harris, Shriver & Jacobson LLP is serving as legal advisor. Union Square Advisors LLC is serving as exclusive financial advisor to Interactive Intelligence, and Faegre Baker Daniels LLP is serving as legal advisor.

About Genesys
Genesys, the world’s #1 Customer Experience Platform, empowers companies to create effortless omnichannel customer experiences, journeys, and relationships. For over 25 years, we have put the customer at the center of all we do and passionately believe that great customer engagement drives great business outcomes. Genesys is trusted by over 4,700 customers in 120 countries to orchestrate over 25 billion contact center interactions per year in the cloud and on premises. For more information, visit www.genesys.com.

About Interactive Intelligence
Interactive Intelligence (Nasdaq: ININ) is a global leader of cloud services for customer engagement, communications and collaboration designed to help businesses worldwide improve service, increase productivity and reduce costs. Backed by a 20-plus year history of industry firsts, 150-plus pending patent applications, and more than 6,000 global customer deployments, Interactive Intelligence offers customers fast return on investment, along with robust reliability, scalability and security. It's also the only company recognized by the top global industry analyst firm as a leader in both the cloud and on-premises customer engagement markets. The company is headquartered in Indianapolis, Indiana and has more than 2,000 employees worldwide. For more information, visit www.inin.com.

Important Additional Information

In connection with the proposed merger, Interactive Intelligence intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a preliminary proxy statement on Schedule 14A. Following the filing of the definitive proxy statement with the SEC, Interactive Intelligence will mail proxy materials to each shareholder entitled to vote at the special meeting relating to the proposed merger. Shareholders are urged to carefully read the proxy statement and any other proxy materials in their entirety (including any amendments or supplements thereto) and any other relevant documents that Interactive Intelligence will file with the SEC when they become available because they will contain important information. The proxy statement and other relevant materials (when available), and any and all documents filed by Interactive Intelligence with the SEC, may also be obtained for free at the SEC’s website at www.sec.gov. In addition, shareholders may obtain free copies of the documents filed with the SEC by Interactive Intelligence via the Investor Relations section of its website at http://investors.inin.com, or copies may be obtained, without charge, by directing a request to Chief Financial Officer, Interactive Intelligence Group, Inc., 7601 Interactive Way, Indianapolis, Indiana 46278 or by calling (317) 715-8265.

Participants in the Solicitation

 This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Interactive Intelligence, its directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the shareholders of Interactive Intelligence in connection with the proposed merger. Information about the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Interactive Intelligence’s shareholders in connection with the proposed merger, and any interest they have in the proposed merger, will be set forth in the definitive proxy statement when it is filed with the SEC. Information regarding Interactive Intelligence’s directors and officers is set forth in Interactive Intelligence’s proxy statement for its 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2016, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 29, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov, and via Interactive Intelligence’s Investor Relations section of its website at http://investors.inin.com.

Cautionary Note Regarding Forward-Looking Statements

This document may include “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements relating to the completion of the merger. Forward-looking statements can usually be identified by the use of terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “evolve,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “opinion,” “plan,” “possible,” “potential,” “project,” “should,” “will” and similar words or expression. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially from those anticipated as a result of various factors, including: (1) Interactive Intelligence may be unable to obtain shareholder approval as required for the merger; (2) conditions to the closing of the merger, including the obtaining of required regulatory approvals, may not be satisfied; (3) the merger may involve unexpected costs, liabilities or delays; (4) the business or stock price of Interactive Intelligence may suffer as a result of uncertainty surrounding the merger; (5) the outcome of any legal proceedings related to the merger; (6) Interactive Intelligence may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (8) the ability to recognize benefits of the merger; (9) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (10) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all; (11) the risks described from time to time in Interactive Intelligence’s reports filed with the SEC under the heading “Risk Factors,” including the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, subsequent Quarterly Reports on Form 10-Q and in other of Interactive Intelligence’s filings with the SEC; and (12) general industry and economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which such statements were made. Except as required by applicable law, Interactive Intelligence undertakes no obligation to update forward-looking statements to reflect events or circumstances arising after such date.

For Genesys:
Lisa Hawes or Sarah Koniniec
Sterling Communications
genesys@sterlingpr.com
408.395.5500

For Interactive Intelligence:
Seth Potter
ICR, Inc.
seth.potter@icrinc.com
646.277.1230

Christine Holley
Interactive Intelligence, Senior Director, Market Communications
christine.holley@inin.com
317.715.8220